Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Five9, Inc.:
We consent to the use of our report dated February 27, 2020, with respect to the consolidated financial statements of Five9, Inc., as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein. Our report refers to changes to the methods of accounting for revenue from contracts with customers and sales commissions as of January 1, 2018 and accounting for leases as of January 1, 2019.

/s/ KPMG LLP
San Francisco, California
November 19, 2020